UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 8-K

 CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
December 13, 2020

 TCF FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	000-08185	38-2022454
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
333 W. Fort Street, Suite 1800, Detroit, Michigan 48226
(Address of principal executive offices, including Zip Code)

(800) 867-9757
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Trading Symbol(s))	(Name of exchange on which registered)
Common Stock (par value $1 per share)	TCF	The NASDAQ Stock Market
Depositary shares, each representing a 1/1000th interest in a share of the 5.70% Series C Non-Cumulative Perpetual Preferred Stock	TCFCP	The NASDAQ Stock Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

On December 13, 2020, TCF Financial Corporation, a Michigan corporation (“TCF”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Huntington Bancshares Incorporated, a Maryland corporation (“Huntington”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, TCF will merge with and into Huntington (the “Merger”), with Huntington continuing as the surviving corporation in the Merger (the “Surviving Corporation”). Immediately following the Merger, TCF’s wholly owned banking subsidiary, TCF National Bank, will merge with and into Huntington’s wholly owned banking subsidiary, The Huntington National Bank (the “Bank Merger”), which will continue as the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the Board of Directors of each of TCF and Huntington.

Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $1.00 per share, of TCF (“TCF Common Stock”) outstanding immediately prior to the Effective Time, other than certain shares held by TCF or Huntington, will be converted into the right to receive 3.0028 shares of common stock (the “Exchange Ratio” and such shares, the “Merger Consideration”), par value $0.01 per share, of Huntington (“Huntington Common Stock”). Holders of TCF Common Stock will receive cash in lieu of fractional shares. At the Effective Time, each share of 5.70% Series C Non-Cumulative Perpetual Preferred Stock, no par value, of TCF outstanding immediately prior to the Effective Time will be converted into the right to receive a share of a newly created series of preferred stock of Huntington (the “New Huntington Preferred Stock”).

At the Effective Time, each outstanding TCF equity award granted under TCF’s equity compensation plans, other than unvested TCF restricted stock awards held by non-employee directors, will be converted into a corresponding award with respect to Huntington Common Stock, with the number of shares underlying such award (and, in the case of stock options, the applicable exercise price) adjusted based on the Exchange Ratio. Each such converted Huntington equity award will continue to be subject to the same terms and conditions as applied to the corresponding TCF equity award immediately prior to the Effective Time, except that, in the case of TCF restricted stock unit awards, the number of shares underlying the converted Huntington equity award will be determined with any performance goals deemed satisfied at the greater of the target and actual level of performance through the most recently completed calendar quarter prior to the Effective Time as reasonably determined by the Compensation Committee of the Board of Directors of TCF in the ordinary course consistent with past practice. At the Effective Time, each outstanding unvested restricted stock award that is held by a non-employee director will vest and be converted into the right to receive the Merger Consideration in respect of each share of TCF Common Stock subject to such TCF restricted stock award immediately prior to the Effective Time.

The Merger Agreement also provides, among other things, that Huntington will take all appropriate action so that, as of the Effective Time, the number of directors constituting the Board of Directors of Huntington will be increased by five (5) for a total of eighteen (18) directors, and five (5) current directors of TCF designated by TCF will be appointed to the Board of Directors of Huntington, subject to the approval of the Board of Directors of Huntington (not to be unreasonably withheld), and one of such five (5) directors will not stand for re-election to the Board of Directors of Huntington at Huntington’s 2022 annual meeting of shareholders. In addition, as of the effective time of the Bank Merger, Gary Torgow, TCF’s Executive Chairman, will be appointed as Chairman of the Board of Directors of The Huntington National Bank. The Merger Agreement provides that, following the Effective Time, the meetings of the Board of Directors of Huntington and, following the effective time of the Bank Merger, the Board of Directors of The Huntington National Bank, will rotate between (i) Detroit, Michigan and Minneapolis, Minnesota and (ii) Columbus, Ohio.

The Merger Agreement provides that the Surviving Corporation will have dual headquarters for banking operations in Detroit, Michigan and Columbus, Ohio, with the headquarters of the Surviving Corporation’s commercial banking operations located in Detroit, Michigan and the headquarters of the Surviving Corporation’s consumer banking operations located in Columbus, Ohio. The Merger Agreement provides that the headquarters of the Surviving Corporation and the main office of The Huntington National Bank will be located in Columbus, Ohio.

Additionally, the Merger Agreement provides that prior to the closing of the Merger, Huntington will contribute $50 million to establish a new Huntington Donor Advised Fund at the Community Foundation for Southeast Michigan, to be recommended and allocated by Gary Torgow and David T. Provost.

At the Effective Time, Huntington’s charter will also be amended to increase the number of authorized shares of Huntington Common Stock from 1.5 billion to 2.25 billion (the “Charter Amendment”).

The Merger Agreement contains customary representations and warranties from both TCF and Huntington, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of its business during the interim period between the execution of the Merger Agreement and the Effective Time and (ii) its obligation to call a meeting of its shareholders to approve the Merger and the Merger Agreement, and, subject to certain exceptions, to recommend that its shareholders approve the Merger and the Merger Agreement. TCF has also agreed to certain non-solicitation obligations related to alternative business combination proposals.

The completion of the Merger is subject to customary conditions, including (i) approval of the Merger and the Charter Amendment by Huntington’s shareholders and approval of the Merger Agreement by TCF’s shareholders, (ii) authorization for listing on the Nasdaq Stock Market of the shares of Huntington Common Stock and New Huntington Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger, subject to official notice of issuance, (iii) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System and the Office of the Comptroller of the Currency, (iv) effectiveness of the registration statement on Form S-4 for the Huntington Common Stock and the New Huntington Preferred Stock (or depositary shares in respect thereof) to be issued in the Merger, and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement or making the completion of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (a) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (b) performance in all material respects by the other party of its obligations under the Merger Agreement and (c) receipt by such party of an opinion from counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both TCF and Huntington and further provides that a termination fee of $238.8 million will be payable by either TCF or Huntington, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for the purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (i) will not survive consummation of the Merger, and (ii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any factual information regarding TCF or Huntington, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding Huntington, TCF, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the registration statement on Form S-4 to be filed by Huntington that will include a joint proxy statement of TCF and Huntington and also constitute a prospectus of Huntington, as well as in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings that each of TCF and Huntington make with the Securities and Exchange Commission (the “SEC”).

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Executive Employment Agreement of David T. Provost

On December 13, 2020, TCF entered into an employment agreement with David T. Provost, its Chief Executive Officer, which will continue for an initial two (2)–year period (extending for an additional two (2)–year period from the date of a “Change in Control” (as defined in Mr. Provost’s employment agreement)). Under Mr. Provost’s employment agreement, he is entitled to receive:

•an annual salary of at least $1.00, subject to annual review and adjustment;

•participation in annual bonus opportunity and equity programs starting in calendar year 2021, with a target bonus opportunity of $950,000;

•participation in long-term equity or equity-based incentive programs, with an annual aggregate grant date target value equal to at least $1.9 million;

•participation in the same benefit plans as apply to TCF’s senior executives generally on the same terms and conditions; and

•certain specified perquisites, including an auto allowance and payment of certain membership fees.

If Mr. Provost’s employment is terminated by TCF without “Cause” or by him for “Good Reason” (each as defined in his employment agreement, and each a “qualifying termination”), not within six (6) months before or two (2) years after a Change in Control, subject to the execution of a release, Mr. Provost will be eligible to receive:

•the sum of (i) the greater of (a) $1.9 million and (b) two (2.0) times his then base salary, plus (ii) two (2.0) times the average of his bonuses under TCF’s annual executive incentive plan for each of the three (3) most recently completed calendar years of his employment with TCF (with each such bonus calculated at the higher of $1.5 million and actual bonus paid);

•twelve (12) months of outplacement services through an external firm following termination; and

•a lump sum health care stipend of $10,000 that may be used for any purpose.

In addition, under his employment agreement, in the event Mr. Provost (i) is terminated by TCF without Cause, (ii) terminates his employment for Good Reason, (iii) dies, (iv) is terminated due to a “Disability” (as defined in his employment agreement) or (v) retires on one (1) year’s advance notice, all equity-based awards will be treated as follows: all unvested stock options will immediately vest, the restrictions on all time-vesting restricted stock will lapse, all time-based restricted stock units (“TRSUs”) will immediately vest, and all performance-based stock units (“PRSUs”) will be settled at one hundred percent (100%) of target.

Under his employment agreement, if Mr. Provost experiences a qualifying termination within two (2) years following a Change in Control, or within six (6) months before the date of a Change in Control, subject to the execution of a release, he will be entitled to change in control severance as follows:

•the sum of (i) the greater of (a) $2.85 million and (b) three (3.0) times his then base salary, plus (ii) three (3.0) times the average of his bonuses under TCF’s annual executive incentive plan for each of the three (3) most recently completed calendar years of his employment with TCF, payable in one lump sum cash payment (with each such bonus calculated at the higher of $1.5 million and actual bonus paid);

•twelve (12) months of outplacement services through an external firm following termination; and

•a lump sum health care stipend of $10,000 that may be used for any purpose.

In addition, upon a qualifying termination within two (2) years following a Change in Control, any outstanding unvested stock options on the employment termination date will one hundred percent (100%) vest, any remaining unvested TRSUs will automatically one hundred percent (100%) vest, and any unvested PRSUs automatically will vest (converted at the greater of target and the level of achievement of actual performance) at one hundred percent (100%).

Under his employment agreement, Mr. Provost agreed to covenants of confidentiality, non-competition, non-solicitation and non-disparagement.

Executive Employment Agreement of Gary Torgow

On December 13, 2020, TCF entered into an employment agreement with Gary Torgow, the Executive Chairman of TCF’s Board of Directors, that supersedes his prior amended and restated retention agreement with TCF, dated March 10, 2020 (the “retention agreement”). Mr. Torgow’s employment agreement provides for an initial two (2)–year period (extending for an additional two (2)–year period from the date of a “Change in Control” (as defined in his employment agreement)). Under Mr. Torgow’s employment agreement, the terms and conditions of his employment with TCF are substantially similar as under the retention agreement with the following notable changes.

Under Mr. Torgow’s employment agreement, in the event of a termination by TCF without “Cause,” or by Mr. Torgow with “Good Reason” (each as defined in his employment agreement and each referred to herein as a qualifying termination) within two (2) years following a Change in Control, or within six (6) months before the date of a Change in Control, subject to the execution of an effective release, Mr. Torgow is entitled to receive:

•the sum of (i) three (3.0) times his then base salary, plus (ii) three (3.0) times the average of his bonuses under TCF’s annual executive inventive plan for each of the three (3) most recently completed calendar years of his employment with TCF (with each such bonus calculated at the higher of $1.5 million and actual bonus paid), payable in one lump sum cash payment;

•twelve (12) months of outplacement services through an external firm following termination; and

•a lump sum health care stipend of $10,000 that may be used for any purpose (such $10,000 shall also be in place of the cost of 24 months of COBRA continuation under a termination not in connection with a Change in Control).

In addition, upon a qualifying termination within two (2) years following a Change in Control and subject to the execution of a release, any outstanding unvested stock options on the employment termination date will one hundred percent (100%) vest, any remaining unvested TRSUs will automatically one hundred percent (100%) vest and any unvested PRSUs (converted at the greater of target and the level of achievement of actual performance) automatically will vest at one hundred percent (100%).

In the event Mr. Torgow retires on one (1) year’s advance notice, all equity-based awards will be treated as if his employment had been terminated by TCF without Cause.

Mr. Torgow will no longer be entitled to the office of the chair benefits set forth in the retention agreement. The other material terms of Mr. Torgow’s retention agreement, found in the section titled “Executive Compensation – Employment, Retention and Equity Award Agreements” in TCF’s definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020 and is incorporated herein by reference, remained unchanged.

Amended and Restated Executive Employment Agreement of Thomas C. Shafer

On December 13, 2020, TCF entered into an amended and restated employment agreement with Thomas C. Shafer, Chief Executive Officer of TCF National Bank and Vice Chair of TCF’s Board of Directors, that amended and restated his prior amended and restated employment agreement with TCF, dated July 31, 2019 (the “prior Shafer agreement”). Under Mr. Shafer’s amended and restated employment agreement, Mr. Shafer is entitled to receive an annual equity grant with a target grant date fair value equal to at least two (2.0) times his then current base salary (an increase from one (1.0) times). In addition, in the event of a termination by TCF without “Cause,” or by Mr. Shafer with “Good Reason” (each as defined in his amended and restated employment agreement and each referred to herein as a qualifying termination) within six (6) months before or two (2) years following a “Change in Control” (as defined in his amended and restated employment agreement), he will be eligible to receive the sum of three (3.0) times his then base salary, plus three (3.0) times the average of his bonuses under TCF’s annual executive incentive plan for each of the three (3) most recently completed calendar years of his employment with TCF (with each such bonus calculated at the higher of $1.5 million and actual bonus paid). This change reflects an increase in the severance multiple from two (2.0) times to three (3.0) times. In addition, with respect to the calculation of severance outside of a Change in Control, the bonus component will be calculated as two (2.0) times the average of his bonuses under TCF’s annual executive incentive plan for each of the three (3) most recently completed calendar years of his employment with TCF (with each such bonus calculated at the higher of $1.5 million and actual bonus paid, unlike in the prior Shafer agreement).

The other material terms of the prior Shafer agreement, found in the section titled “Executive Compensation – Employment, Retention and Equity Award Agreements” in TCF’s definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020 and is incorporated herein by reference, remained unchanged.

Amended and Restated Executive Employment Agreement of Brian Maass

On December 13, 2020, TCF entered into an amended and restated employment agreement with Brian Maass, its Chief Financial Officer, that amended and restated his prior executive employment agreement with TCF, dated December 13, 2019 (the “prior Maass agreement”). Under his amended and restated employment agreement, Mr. Maass’ annual target bonus target and long-term incentive compensation target were increased for calendar year 2021 to one hundred percent (100%) and one hundred fifty percent (150%) of base salary, respectively. In addition, in the event of a termination by TCF without “Cause,” or by Mr. Maass with “Good Reason” (each as defined in his amended and restated employment agreement and each referred to herein as a qualifying termination) within six (6) months before or two (2) years following a “Change in Control” (as defined in his amended and restated employment agreement), he is eligible to receive two (2.0) times the sum of his then base salary, plus the average of his bonuses under TCF’s annual executive plan for each of the three (3) most recently completed calendar years of his employment with TCF. This change reflects an increase in the severance multiple from one and one half (1.5) times to two (2.0) times. The other material terms of the prior Maass agreement, found in the section titled “Executive Compensation – Employment, Retention and Equity Award Agreements” in TCF’s definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020 and is incorporated herein by reference, remained unchanged.

The foregoing descriptions of the employment agreements are qualified in all respects by reference to the full text of the employment agreements, copies of which are attached as Exhibits 10.1 to 10.4 to this Current Report on Form 8-K and which are incorporated into this Item 5.02 by reference.

Item 9.01 Financial Statements and Exhibits.

(d)         Exhibits.

Exhibit Number	Description
2.1	Agreement and Plan of Merger, by and between TCF Financial Corporation and Huntington Bancshares Incorporated, dated as of December 13, 2020*
10.1	Executive Employment Agreement, by and between David T. Provost and TCF Financial Corporation, dated as of December 13, 2020
10.2	Executive Employment Agreement, by and between Gary Torgow and TCF Financial Corporation, dated as of December 13, 2020
10.3	Amended and Restated Executive Employment Agreement, by and between Thomas C. Shafer and TCF Financial Corporation, dated as of December 13, 2020
10.4	Amended and Restated Executive Employment Agreement, by and among TCF Financial Corporation, TCF National Bank and Brian Maass, dated as of December 13, 2020
104	Interactive Data File
*Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

Caution Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of TCF and Huntington, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the OCC, Federal Reserve, FDIC, and CFPB; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between TCF and Huntington; the outcome of any legal proceedings that may be instituted against TCF or Huntington; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where TCF and Huntington do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of TCF and Huntington successfully; and other factors that may affect the future results of TCF and Huntington. Additional factors that could cause results to differ materially from those described above can be found in TCF’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the SEC and available on TCF’s investor relations website, ir.tcfbank.com, under the heading “Financial Information” and in other documents TCF files with the SEC, and in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2019 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended September 30, 2020, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website, http://www.huntington.com, under the heading “Publications and Filings” and in other documents Huntington files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither TCF nor Huntington assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of TCF and Huntington and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving TCF and Huntington will be submitted to TCF’s shareholders and Huntington’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF TCF AND SHAREHOLDERS OF HUNTINGTON ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about TCF and Huntington, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to TCF Investor Relations, TCF Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, Michigan 48226, (866) 258-1807 or to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, HC0935, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007.

Participants in Solicitation

TCF, Huntington and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TCF and Huntington in connection with the proposed transaction under the rules of the SEC. Information regarding TCF’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2020, and other documents filed by TCF with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2020 Annual Meeting of Shareholders, which was filed with the SEC on March 12, 2020, and other documents filed by Huntington with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TCF FINANCIAL CORPORATION

/s/ David T. Provost
David T. Provost, Chief Executive Officer (Principal Executive Officer)

/s/ Brian W. Maass
Brian W. Maass, Executive Vice President and Chief Financial Officer (Principal Financial Officer)

/s/ Kathleen S. Wendt
Kathleen S. Wendt, Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)

Dated:  December 17, 2020